FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2003

                         Commission File Number 1-15236

                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                           4-1 Nishi-Shinjuku 2-chome
                                   Shinjuku-ku
                                 Tokyo 163-0880
                                      Japan
                    (Address of Principal Executive Offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                     ---     ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Materials Contained in this Report:

1. English translation of the Japanese-language Financial Digest for the interim fiscal period ending September 30, 2003, as filed with the Tokyo Stock Exchange on October 28, 2003.
2. English translation of a press release dated October 28, 2003, announcing Japan Engineering Co., Ltd. to become a wholly-owned subsidiary of the Company through a share exchange.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        Advantest Corporation



                                        By:  /s/ Hitoshi Owada
                                           ----------------------------
                                           Name:  Hitoshi Owada
                                           Title: Director and
                                                  Managing Executive Officer


Date:  October 28, 2003